

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2008

Robert R. Gilmore
Treasurer and Chief Financial Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **Filed May 20, 2008**
> **Response letter dated March 21, 2008**
> **File No. 0-50931**

Dear Mr. Gilmore:

        We have reviewed your response letters and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Period Ended December 31, 2007

Description of Our Mineral Properties

General Overview of our Arizona Mining Claims at the Hill Copper-Zinc Property, page 12

1.   In the table of claims staked or otherwise acquired on page 12, you present a line item for the Gold City Inc. option. However, we note from your disclosure on page 13 that as of December 31, 2007 formal documentation for the transaction has not been executed. As such, please tell us what amounts, if any, are included in your financial statements related to this transaction.

Report of Independent Registered Public Accounting Firm, page 28

2.   Please tell us why the report from your current independent registered public accounting firm refers to a report dated July 19, 2005 from previous auditors for the financial statements as of May 31, 2005.

Financial Statements

General

3.   We note you provided audited statements of operations, cash flows and changes in stockholders' equity for the seven months ended December 31, 2006 rather than for the year ended December 31, 2006. Please tell us why you have not provided audited financial statements for the year ended December 31, 2006. As part of your response, please address how you believe you have met the requirements of Rule 8-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page 33

4.   We note form your statement of changes in stockholders equity (deficit) on page 32 that for the year ended December 31, 2007 you issued a total of 330,000 shares of common stock for services, valued at $216,000. Please tell us how these common stock issuances are reflected in your statement of cash flows for the year ended December 31, 2007.

Notes to the Consolidated Financial Statements

Note 4 Significant Accounting Policies

Mineral Properties and Exploration Expenditures, page 36

5.   We note your disclosure that "The costs of acquiring mineral properties that have unpatented mining claims, leases or exploration permits are not capitalized." Please tell us why you believe your policy is consistent with the guidance in EITF 04-2. As part of your response please specifically address paragraph seven of EITF 04-2.

Note 9 Business Acquisitions, page 39

6.   Please note, we are continuing to consider your response to comment one from our letter dated January 24, 2008, and your disclosure on page 39 that "…no arbitrary monetary value was established as part of the purchase price because the Company has no methodology or accounting policy for establishing or retaining such a value in its financial statements". We will further evaluate your policy in

> light of your response to comments in this letter, and the related guidance in EITF 04-2 and 04-3. Please contact us to discuss.

Note 10 Property Acquisitions, page 39

7.   We note several property purchase agreements which require payments in the future. For example, with regards to the Rae Property, you explain that upon completion and acceptance of a survey on the property, you will make a payment of $210,000, with the balance of $1,040,000 paid in four equal installments. Please tell us your accounting policy with regards to these, and similar costs. Please also address whether such costs represent acquisition costs, or reimbursement of costs incurred by another party.

Note 15 Stock Options, page 43

8.   We were unable to locate all of the disclosures required by paragraphs A240 and A241 of SFAS 123(R). Please review the disclosure requirements and expand your disclosure as necessary or otherwise confirm, if true, that all disclosures as necessary have been made.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

General

9.   Please note that effective February 4, 2008 the Commission adopted the Smaller Reporting Company Regulatory Relief and Simplification reporting requirements applicable to most non-accelerated filers. One of the changes associated with this release was the elimination of Form 10-QSB and the requirement to file on Form 10-Q beginning with the first quarter following your Form 10-KSB filed for December 31, 2007. As such, it appears you will have to re-file your document using Form 10-Q. Please refer to SEC final rule release number 33-8876 which can also be found on our website at:

http://www.sec.gov/rules/final/2007/33-8876.pdf

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5 Long Term Debt and Debenture Payable, page 9

10.   Within part b you explain that you determined the 10% convertible debentures contained a beneficial conversion feature and accordingly recorded $1,275,018 as interest expense during the quarter ended March 31, 2008. As you only allocated $224,982 to the debenture upon issuance ($1,275,018 recorded as a discount as a

result of the warrants), please tell us how your accounting for the beneficial conversion feature complies with footnote four to EITF 98-5, and paragraphs five and six.

Management's Discussion and Analysis or Plan of Operations

Results of Operations

General Operation Expenses, page 16

11.   We note your disclosure that during the period ended March 31, 2008 cancellation of vested options resulted in a reduction in stock based compensation expense of $348,500. Please tell us if these are the same options referred to in Note 8, on page 12, in which you explain that options granted in January 2008 were cancelled in May 2008. Please also demonstrate to us how your accounting for the cancelled options complies with the guidance in paragraphs 56 and 57 of SFAS 123(R).

Controls and Procedures

Changes in Internal Controls Over Financial Reporting, page 20

12.   We note your disclosure that "…for the fourth quarter and year ended December 31, 2007… there were no significant changes to the Company's internal controls over financial reporting…". Please update your disclosure to discuss changes in your internal control over financial reporting for the last fiscal quarter covered by this report as required by Item 308(c) of Regulation S-K.

13.   We also note your disclosure that there were no "significant changes" in your internal control over financial reporting. Please modify your disclosure to comply with Item 308(c) of Regulation S-K requiring the disclosure of any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                  Sincerely,

                  Jill Davis
                  Branch Chief